Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement:  333-211909

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
The Westport Funds (811-08359)

Frequently Asked Questions
Regarding the Proposed Reorganization of The Westport Funds into the Hennessy Cornerstone Mid Cap 30 Fund

Why is this reorganization being proposed?
Westport Advisers, LLC, the investment advisor to The Westport Funds, recently completed a strategic review of the management and operations of The Westport Funds and determined, in light of Westport Advisers’ succession planning considerations, that it would be advisable to pursue a reorganization with another fund group. They sought a mutual fund company that they could feel confident would provide the same excellent portfolio management and customer service that Westport shareholders currently receive, and that search led them to Hennessy Advisors, Inc.

Who is Hennessy Advisors, Inc.?
Founded in 1989, Hennessy Advisors, Inc. is a publicly traded investment manager offering 16 mutual funds under the Hennessy Funds brand. Hennessy is focused on providing high-quality investment management services and superior customer service to the shareholders of the Hennessy Funds. Following the reorganization, it is expected that Hennessy Advisors will have assets under management of approximately $7 billion.

What fund will I be invested in if the proposed reorganization is approved?
The assets of the Westport Fund and the Westport Select Cap Fund will be transferred into the Hennessy Cornerstone Mid Cap 30 Fund, a concentrated, mid-cap fund with similar investment objectives and a long track record of proven performance. All Westport Fund and Westport Select Cap Fund shareholders, including holders of both the Class R and Class I shares, will receive Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund.

Will fees and expenses change as a result of the proposed reorganization?
Westport shareholders will receive the lowest cost shares of the Hennessy Cornerstone Mid Cap 30 Fund and will benefit from a lower expense ratio as a result of this proposed reorganization, a reduction of anywhere from 10 to 46 basis points (a basis point is equal to 1/100th of 1%).

Name of Westport Fund	Expense Ratio	Name of Hennessy Fund	Expense Ratio*
Westport Fund	1.23% (Class R) 1.07% (Class I)	Hennessy Cornerstone Mid Cap 30 Fund	0.97% (Institutional)
Westport Select Cap Fund	1.43% (Class R) 1.17% (Class I)	Hennessy Cornerstone Mid Cap 30 Fund	0.97% (Institutional)
*  The expense ratios presented are from each fund's current Prospectus. The pro forma calculation of the annual expense ratio of the Hennessy Cornerstone Mid Cap 30 Fund Institutional Class shares (0.97%) is equal to the Hennessy Cornerstone Mid Cap 30 Fund's current annual expense ratio for Institutional Class shares.

The Hennessy Cornerstone Mid Cap 30 Fund is no-load, and like The Westport Funds, is not subject to any sales charges, redemption fees or exchange fees.

How has the Hennessy Cornerstone Mid Cap 30 Fund performed in comparison to the Westport Fund and Westport Select Cap Fund?

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended June 30, 2016)

	One Year	Three Years	Five Years	Ten Years

Westport Fund – Class I (WPFIX)	-4.19%	7.44%	8.22%	8.30%

Westport Fund – Class R (WPFRX)	-4.31%	7.27%	8.03%	8.15%

Westport Select Cap – Class I (WPSCX)	-8.35%	6.00%	5.04%	6.25%

Westport Select Cap – Class R (WPSRX)	-8.60%	5.75%	4.82%	6.02%

Hennessy Cornerstone Mid Cap 30 Fund – Institutional (HIMDX)*	-10.40%	10.17%	9.41%	7.19%

*	The inception date of the Hennessy Cornerstone Mid Cap 30 Fund’s Institutional Class is March 3, 2008. Performance shown prior to the inception of Institutional Class shares reflects the performance of the Hennessy Cornerstone Mid Cap 30 Fund’s Investor Class shares and includes expenses that are not applicable to and are higher than those of Institutional Class shares.

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting hennessyfunds.com for the Hennessy Cornerstone Mid Cap 30 Fund or www.westportfunds.com for the Westport Fund or Westport Select Cap Fund.

What is the ticker symbol and CUSIP number for Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund?

	Ticker Symbol	CUSIP

Hennessy Cornerstone Mid Cap 30 Fund – Institutional	HIMDX	425 888 609

How is the Hennessy Cornerstone Mid Cap 30 Fund managed?
The Hennessy Cornerstone Mid Cap 30 Fund employs a highly-disciplined and repeatable investment formula and selects the 30 stocks (excluding American Depositary Receipts) that have the highest one-year stock price appreciation at the time of purchase that also meet the following criteria:

- Market capitalization between $1 and 10 billion

- Price-to-sales ratio below 1.5

- Annual earnings higher than the previous year

- Positive stock price appreciation for the past three- and six-month periods

Who manages the Hennessy Cornerstone Mid Cap 30 Fund?
The Hennessy Cornerstone Mid Cap 30 Fund is co-managed by Neil Hennessy, President and Chief Investment Officer of the Hennessy Funds, and Brian Peery, Portfolio Manager.

Neil Hennessy is a seasoned portfolio manager with over three decades of financial industry experience. Neil began his career as a financial advisor, and in 1989 he opened his own broker/dealer firm. In 1996, Neil founded his own asset management firm and launched his first mutual fund. Neil has a successful history acquiring asset management companies and starting mutual funds, and today he oversees the entire family of Hennessy Funds. Today, Neil serves as the Chief Executive Officer, President, and Chairman of the Board of Directors of Hennessy Advisors, Inc. He is also the President, Chief Investment Officer, Portfolio Manager, and Chairman of the Board of Trustees of Hennessy Funds Trust. Neil graduated from the University of San Diego and the Wharton School of Upper Management through the SIA.

Brian Peery has over two decades of experience in the financial services industry, having held institutional sales, trading, research and analyst positions. Brian began his financial career at a boutique investment research shop working as an equities analyst and went on to manage research and trading for a full service brokerage firm. Brian has been with Hennessy Funds since 2002, where he has served on the Investment and Research Committee and held roles as Director of Sales and Director of Research. Today Brian is the Portfolio Manager for the Hennessy Cornerstone series of funds. Brian holds a Bachelor’s degree in Economics from the University of Richmond (VA).

When will the proposed reorganization become effective?
Subject to the approval of the shareholders of The Westport Funds, it is anticipated that the reorganization will become effective on September 26, 2016.

What are the tax implications resulting from the proposed reorganization?
The reorganization has been structured with the intention that it qualify, for federal income tax purposes, as a tax-free reorganization under the Internal Revenue Code. Therefore, shareholders should not recognize any gain or loss on shares of the Westport Fund or the Westport Select Cap Fund for federal income tax purposes as a result of the reorganization.

How will Westport shareholders be notified of the proposed reorganization?
A supplement to The Westport Funds’ prospectus was filed on May 26, 2016, notifying shareholders of the proposed reorganization of the Westport Fund and the Westport Select Cap Fund into the Hennessy Cornerstone Mid Cap 30 Fund. A Notice of the Special Meeting of Shareholders of The Westport Funds and proxy voting information will be first sent on or about July 21, 2016, to shareholders of record as of June 28, 2016. Shareholders may be contacted by Broadridge, a proxy solicitation firm, in August or September if they have not yet voted their shares.

Who do I call if I have questions or would like more information?
Westport Shareholders and Advisor Clients – please call The Westport Funds at 1-877-227-3611.
 Hennessy Shareholders and Advisor Clients – please call Hennessy Funds at 1-800-966-4353.

Will I get to vote on this proposed reorganization?
Yes. A combined proxy statement and prospectus will be first sent to all shareholders of The Westport Funds on or about July 21, 2016, with instructions to vote for or against the proposed reorganization.

How do I cast my vote?
Shareholders may authorize proxies to cast their votes (1) by completing, signing, dating and promptly returning the proxy card that was delivered with the combined proxy statement and prospectus; (2) by calling the toll-free telephone number listed on the proxy card; or (3) via the Internet at the website shown on the proxy card.  Shareholders may also vote in person at the special meeting of shareholders to be held September 19, 2016.

For questions regarding voting, shareholders may contact Broadridge, the proxy solicitor for The Westport Funds, by calling 1‑888‑991‑1289.

How does the Board of Trustees of The Westport Funds recommend that I vote?
After careful consideration, the Board of Trustees of The Westport Funds recommends that you vote “FOR” the reorganization.

What happens if the proposed reorganization is not approved?
If the reorganization is not approved by the shareholders of either of the Westport Fund or the Westport Select Cap Fund, then The Westport Funds will continue to operate, and the Board of Trustees of The Westport Funds may take any further action it deems to be in the best interest of the Westport Funds and their shareholders, including terminating the Westport Fund and the Westport Select Cap Fund.

The approval of the reorganization by both the Westport Fund’s shareholders and the Westport Select Cap Fund’s shareholders is required for the consummation of the reorganization.  If neither the Westport Fund nor the Westport Select Cap Fund approves the reorganization, then The Westport Funds may seek to adjourn the special meeting of shareholders to obtain sufficient votes to approve the reorganization.  If sufficient votes are not obtained to approve the reorganization by both of the Westport Fund and the Westport Select Cap Fund, the reorganization will not be consummated.

In connection with the proposed reorganization and investing, shareholders should carefully consider the investment objective, risks, charges and expenses of The Westport Funds and the Hennessy Cornerstone Mid Cap 30 Fund. This and other information is contained in The Westport Funds and the Hennessy Funds statutory and summary prospectuses, which can be obtained by contacting The Westport Funds at 1-877-227-3611or visiting www.westportfunds.com or by contacting Hennessy Funds at 1-800-966-4354 or visiting hennessyfunds.com. Read them carefully before investing.

Hennessy Funds Trust has filed a definitive combined proxy statement and prospectus as part of a Registration Statement on Form N-14 with the Securities and Exchange Commission in connection with the proposed reorganization, which will be sent to shareholders of the Westport Fund and the Westport Select Cap Fund.  Shareholders of the Westport Fund and the Westport Select Cap Fund are urged to read the combined proxy statement and prospectus because it contains important information about the proposed reorganization. The proxy statement and prospectus, as well as other relevant documents (when available), may be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-800-966-4354.

The tax information provided is not exhaustive. Shareholders must consult their tax advisor for advice and information concerning their particular situation. Neither The Westport Funds nor the Hennessy Cornerstone Mid Cap 30 Fund, including any of their representatives, may give tax advice. The tax features of each fund may vary based on individual circumstances.

The Hennessy Cornerstone Mid Cap 30 Fund seeks long-term growth of capital, the Westport Select Fund seeks long-term capital appreciation, and the Westport Fund seeks a return comprised of primarily capital appreciation and secondarily current income.

Mutual fund investing involves risk. Principal loss is possible. The funds each invest in small and medium capitalized companies, which may have limited liquidity and greater price volatility than large capitalization companies. The Hennessy Cornerstone Mid Cap 30 Fund’s formula-based strategy may cause the Fund to buy or sell securities at times when it may not be advantageous.

Price-to-sales is a tool for calculating a stock's valuation relative to other companies. It is calculated by dividing a stock’s current price by its revenue per share.

The Hennessy Funds are distributed by Quasar Distributors, LLC. The Westport Funds are distributed by UMB Distribution Services, LLC.
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